Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Copy of a press release.

September 28, 2018

Philippine Stock Exchange, Inc.

Disclosure Department

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a copy of press release attached thereto.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

September 28, 2018

Securities & Exchange Commission

G/F Secretariat Building,

PICC Complex, Roxas Boulevard,

Pasay City 1307

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a copy of press release attached thereto.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G
D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,675 As of August 31, 2018	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	September 28, 2018
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PLDT, Amdocs sign new agreement

to transform PLDT and Smart’s IT infrastructure

MANILA, Philippines, September 28, 2018 – Leading telecommunications and digital service provider PLDT (PSE:TEL) (NYSE:PHI), and Amdocs (NASDAQ:DOX), a leading provider of software and services to communications and media companies, today announced that they are expanding their strategic partnership under a new six -year service agreement.

Early this year, PLDT, Smart and Amdocs signed a seven year Master Transformation Agreement to undertake the modernization of IT applications, and introduction of digital technologies. Such state-of–the-art digital capabilities will deliver compelling customer experiences for PLDT’s wide range of telecommunications and digital services across fixed line and mobile networks.

Under the new agreement, Amdocs will consolidate, modernize and manage PLDT and Smart’s IT Infrastructure. This will entail introducing artificial intelligence, machine learning, analytics, and robotics to their operations. With advanced automation, PLDT and Smart will be able to implement predictive and zero touch operations, auto resolutions of errors, and self-healing of systems. With fully automated operations, PLDT and Smart will be able to prepare for their journey to the cloud, while reducing their operational costs, and engaging their customers with innovative services and compelling experience.

“Our successful collaboration with Amdocs gets stronger as we continue our digital journey,” said Manuel V. Pangilinan, Chairman, President and CEO of PLDT. “This agreement will further boost our efforts to enhance customer experience and engagement. With Amdocs running and automating our IT operations, we will be better equipped to quickly launch innovative products and services to deliver a compelling digital experience to our customers.”

“We are committed to expedite PLDT’s digital journey, and together we have achieved significant milestones in the last nine months,” said Gary Miles, chief marketing officer at Amdocs. “With Amdocs Intelligent Operations, PLDT will be able to inject intelligence and automation into their entire operations, enabling them to become more efficient and take smart product and service decisions. This will help them accelerate innovation to further enhance the superior experience they deliver to their customers, while increasing engagement, loyalty and affinity to their brand.”

Amdocs Intelligent Operations is part of AmdocsONE, an open, modular and integrated solution set designed to accelerate the industry’s dynamic and continuous digital transformation.

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About PLDT

PLDT is the leading telecommunications and digital services provider in the Philippines. Through its principal business groups – fixed line, wireless and others – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks. PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippinelisted companies.

About Amdocs

Amdocs is a leading software and services provider to communications and media companies of all sizes, accelerating the industry’s dynamic and continuous digital transformation. With a rich set of innovative solutions, long-term business relationships with 350 communications and media providers, and technology and distribution ties to 600 content creators, Amdocs delivers business improvements to drive growth. Amdocs and its 25,000 employees serve customers in over 85 countries. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $3.9 billion in fiscal 2017. For more information, visit Amdocs at www.amdocs.com

Contact persons:

Ramon R. IsbertoShashi Shekhar Pandey

PLDT Inc. Spokesperson                                                                        Amdocs Public Relation

Tel. No.: +63 2 5113101Tel. No.: +91 7838291362/ +91 9582797659

E-mail: RRIsberto@smart.com.ph                                         E-mail: shashi.pandey@amdocs.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Senior Vice President and Corporate Secretary

Date:  September 28, 2018